Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated February 20, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40–F.

                                                                Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                                                Yes   ☐                  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82_______________

This Report on Form 6-K contains a press release issued by Vodafone Group Plc on February 19, 2003, entitled “SIR CHRISTOPHER GENT GERMAN INVESTIGATION DROPPED”.

2003/011

19 February 2003

SIR CHRISTOPHER GENT GERMAN INVESTIGATION DROPPED

On 19 February 2003 a quote was widely reported in the UK national media from the Dusseldorf State Prosecutor’s Office which stated that “the investigation against five others, including Mr Gent (sic), is going on.”

Vodafone would like to point out that Sir Christopher’s solicitor in Germany has received a formal letter from the Dusseldorf State Prosecutor’s Office dated 11 February 2003 stating that proceedings against Sir Christopher had been dropped.

- ends -

For further information contact:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Bobby Leach, Head of Group Financial Media Relations

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Tel:  +44 (0) 20 7600 2288

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 20, 2003	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary